[redacted]

SECUI 15047763 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 67955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: East Wind Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 West 50th Street, 19th Floor
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer 561-784-8922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tabriztchi & Co., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

7 Twelfth Street (Address) Garden City (City) NY (State) 11530 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Joshua Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East Wind Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AKU A. KODJO
Notary Public, State of New York
No. 01KO6121698
Qualified in Bronx County
Exp. 04/17/17
02/26/15

Notary Public

Signature

Managing Partner

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAST WIND SECURITIES, LLC
FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2014

EAST WIND SECURITIES, LLC
FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2014

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA

Registered with PCAOB

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
East Wind Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of East Wind Securities, LLC a state of New York Corporation as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements. East Wind Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of East Wind Securities, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Tabriztchi & Co, CPA, P.C.

Tabriztchi & Co., CPA, P.C.
Garden City, New York
February 26, 2015

7 Twelfth Street Garden City, NY 11530 ♦ Tel: 516-746-4200 ♦ Fax: 516-746-7900
Email:Info@Tabrizcpa.com ♦ www.Tabrizcpa.com

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets		
Cash	$	322,353
Prepaid expense and other assets		5,674
Accounts receivable		2,530
Equity based instrument - warrant		113,385
Total assets	$	443,942
Liabilities		
Accounts payable and accrued expenses	$	18,433
Total liabilities		18,433
Member's equity		425,509
Total liabilities and member's equity	$	443,942

The accompanying notes are an integral part of the financial statement

NOTE 1 -NATURE OF BUSINESS

Organization

East Wind Securities, LLC (the "Company"), was formed in New York in April 2008. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides financial advisory services to US (or foreign) based companies, including mergers and acquisition related services. The Company also acts as placement agent for equity and debt private placements on behalf of its clients.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management is required to make estimates and assumptions to prepare financial statements in conformity with U.S. generally accepted accounting principles (*"GAAP"*). Management's estimates and assumptions materially affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase. The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Income Taxes

The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The established hierarchy for inputs used, in measuring fair value, maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset

or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 – Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, which utilize the Company's estimates and assumptions.

If the volume and level of activity for an asset or liability have significantly decreased, the Company will still evaluate the fair value estimate as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

The following table sets forth the fair value of our financial assets that were measured on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 322,353	-	

Derivative Assets- Equity Warrant Assets

In connection with its investment advisory services, from time to time, the Company has obtained equity warrant assets giving it the right to acquire stock in primarily private companies in the educational technology industry. The equity warrant assets entitle the Company to buy a specific number of shares of stock at a specific price within a specific time period. The warrant agreements typically contain net share settlement provisions, which permit the Company to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a "cashless" exercise).

The cost method is used to account for equity warrant assets received in exchange for services. The lower of cost or fair value, is followed for investments in equity warrant assets if a decline in fair value is considered to be another-than-temporary impairment.

The fair value the equity warrant assets received for services is estimated using Black-Scholes option pricing model, which incorporates the following significant inputs:

- An underlying asset value which is estimated based on current information available, including any information regarding subsequent rounds of funding for the entity issuing the warrant.
- A contractually determined strike price.
- A volatility assumption which is based on average historical price volatility of publicly traded companies similar in nature to the underlying client companies issuing the warrant. The estimated average volatilities were 40% to 56%.
- A term of exercise which equals the Company's expected holding period and is utilized as the basis for determining the expected remaining life of the equity warrant assets. Equity warrant assets may be exercised in the event of acquisitions, mergers or IPOs, and cancelled due to events such as bankruptcies, restructuring activities or additional financings. These events may cause the expected remaining life assumption to be shorter than the contractual term of the warrants. The terms of the equity asset warrants were 7 years.
- A risk-free interest rate which is derived from the Treasury yield curve and is calculated based on the risk-free interest rates that correspond closest to the expected remaining life of the warrant. The risk-free interest rates used for the equity warrant assets portfolio valuation were 2.12% and 3.12% on seven year US Treasury Note, respectively.

The aggregate carrying amount of equity warrant assets was $113,385, on December 31, 2014. There were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and the Company is exempt from estimating interim fair values because it does not a publicly traded company.

NOTE 3 – CASH

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2014, the Company had balances in excess of insured limits totaling $88,647. The Company has not experienced any losses in such accounts. The carrying value of cash at December 31, 2014 was $322,353. The cash balance at banking institutions at December 31, 2014 was $338,647.

NOTE 4 – ACCOUNTS RECEIVABLE

Trade accounts receivable are stated at the amount the Company expects to collect. The allowances for doubtful accounts are maintained for estimated losses resulting from the inability of its customers to make required payments. We consider the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past

transaction history with the customer, current economic industry trends, and changes in customer payment terms. Due to the nature of the accounts receivable balance, we believe the risk of doubtful accounts is minimal. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. We provide for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. We recorded no material bad debt expense in each of the last three years. The allowance for doubtful accounts was zero, at December 31, 2014.

NOTE 5 –RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

On August 1, 2013, and subsequently on September 1, 2014, the Company amended its "*Expense Sharing Agreement*" ("the Agreement") entered into on June 15, 2010 with East Wind Advisors, LLC ("East Wind Advisors"), a New York limited liability company, and related entity. Under the Agreement, the Company agreed to pay East Wind Advisors, LLC monthly for rent and related expenses and certain other operating expenses.

As of December 31, 2014, no amounts were due to East Wind Advisors under the Agreement.

Management Fee Agreement

On September 1, 2010, the Company entered into a "*Management Fee Agreement*" with East Wind Advisors and East Wind Holdings, LLC ("East Wind Holdings"), a related entity. Under the Management Fee Agreement, the Company agreed to pay East Wind Advisors and East Wind Holdings for management consulting services provided.

As of December 31, 2014, no amounts were due to East Wind Advisors or East Wind Holdings, LLC under this agreement.

NOTE 6 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15(c) 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. The Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014 the Company had net capital of $303,920 which was $298,920 in excess of its minimum dollar net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was 0.06 to 1.

NOTE 7 – SUBSEQUENT EVENTS

Management had considered subsequent events through February 26, 2015; the date financial statements were available to be issued. During this period there have been no events that would require recognition or disclosure in the financial statement.

EAST WIND SECURITIES, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

DECEMBER 31, 2014

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA

Registered with PCAOB

INDEPENDENT REGISTERED ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
East Wind Securities, LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by East Wind Securities, LLC , and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating East Wind Securities, LLC's compliance with the applicable instructions of Form SIPC-7.'s management is responsible for East Wind Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in East Wind Securities' general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, if any, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, if any, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TABRIZTCHI & CO, CPA, P.C.

Tabriztchi & Co., CPA, P.C.
Garden City, New York
February 26, 2015

7 Twelfth Street Garden City, NY 11530 • Tel: 516-746-4200 • Fax: 516-746-7900
Email:Info@Tabrizcpa.com • www.Tabrizcpa.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

East Wind Securities LLC
135 West 50th Street Suite 19D
New York, NY 10020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Steven Singer 561-784-8922

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 6,818

B. Less payment made with SIPC-6 filed (exclude interest) (1,915)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,903

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,903

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,903

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

East Wind Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Partner
(Title)

Dated the 28th day of January, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,727,042

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $2,727,042

2e. General Assessment @ .0025 $6,818

(to page 1, line 2.A.)